SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Results of 2005 Annual General Meeting

At the annual general meeting of the shareholders of NICE held on September 28, 2005, the shareholders of NICE approved the following proposals, which are described in more detail in the proxy statement of NICE that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on August 25, 2005:

1. Re-election of Ron Gutler, Joseph Atsmon, Rimon Ben-Shaoul, Yoseph Dauber, John Hughes and David Kostman to the board of directors of NICE. Mr. Haim Shani notified NICE prior to the meeting that he has decided not to stand for re-election to the board of directors, but he will continue to serve as the chief executive officer of NICE.

2. Re-appointment of Kost, Forer & Gabay, CPA, a member of Ernst & Young International, as the independent auditors of NICE.

3. Amendment to the memorandum and articles of association of NICE increasing its authorized share capital from 50,000,000 to 75,000,000 ordinary shares.

4. Amendment to the articles of association of NICE authorizing the shareholders to elect directors effective as of a date later than the date of the shareholder resolution electing such director.

5. Amendments to the articles of association of NICE incorporating certain provisions of recent amendments to the Israeli Companies Law: (i) amendment regarding directors and officers indemnification; (ii) amendment regarding a board resolution in writing in lieu of a meeting, and (iii) minor technical corrections of text.

6. Amendments to the indemnification letters in favor of the directors of NICE.

7. Re-allocation of the pool of shares reserved for issuance under the NICE Employee Stock Purchase Plan to the NICE Employee Stock Option Plan.

8. Amendments to the employment agreement of Mr. Haim Shani, the chief executive officer of NICE.

9.        Changes in the fees of the directors (excluding external directors) of NICE.

The following proposals were not approved by the shareholders:

1. Adoption of the NICE Restricted Share Incentive Plan.

2. Re-allocation of a pool of shares reserved for issuance under the NICE Employee Stock Option Plan to the NICE Restricted Share Incentive Plan.

3.        Payment of cash bonus in respect of fiscal year 2004, as well as an option grant and a restricted share grant to Mr. Haim Shani.

4.        Grant of stock options to certain non-executive directors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/ Yechiam Cohen

Name:  Yechiam Cohen

Title: General Counsel

Dated:  September 29, 2005

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